

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 27, 2009

Mr. John T. Kurtzweil
Executive Vice President and Chief Financial Officer
Cree, Inc.
4600 Silicon Drive
Durham, NC 27703

     Re: **Cree, Inc.**
           Form 10-K for Fiscal Year Ended June 29, 2008
           Filed on August 20, 2008
           File No. 000-21154

Dear Mr. Kurtzweil:

We have reviewed your response dated February 10, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 28

1.   We note your response to our prior comment 3. Please note that if you benchmark, you must provide the disclosure required by Regulation S-K Item 402(b)(2)(xiv). This includes identifying the benchmark and all component companies. In future filings, please clearly identify each component company

used by your consultant or otherwise. We note this may be a large list, depending on your benchmark.

Item 11. Certain Relationships and Related Transactions…, page 87

Certain Transactions, page 7

2.   We note your response to prior comment 9. It is unclear how you determined that the three agreements you identify are immaterial in amount and significance. For example, it is unclear how an exclusive supply agreement with a related party or an agreement with a value over $1.4 million with a related party that is disclosed in the related party section of your proxy can be immaterial. Please provide us your analysis for excluding these related party agreements as immaterial, including any authority upon which you rely, or please file these agreements as exhibits in future filings.

Review and Approval of Related Person Transactions, page 9

3.   From your response to our prior comment 11 it is unclear whether you will disclose "the standards to be applied pursuant to [your related person transaction] policies and procedures, and how such policies and procedures are evidenced" as required by Item 404(b) of Regulation S-K. Please advise how you intend to address these issues.

*   *   *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3637 if you have any questions regarding these comments.

Sincerely,

Jay Mumford
Senior Attorney